Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco reports second quarter earnings
Saskatoon, Saskatchewan, Canada, August 13, 2010.
Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the three and six months ended June 30, 2010.
“Quarter after quarter our production success and progress at Cigar Lake demonstrate the confidence we have in our ability to achieve our goal of doubling annual uranium production from existing assets,” said CEO Jerry Grandey. It is also clear that customers — most recently those in China, where nuclear capacity is rapidly expanding — have confidence in our capability. Our growth strategy will ensure we remain among the world’s leading uranium suppliers to customers around the world who are choosing safe, clean and reliable nuclear power.”

	Three months ended			Six months ended
Highlights	June 30			June 30
($ millions except per share amounts)	2010	2009	change	2010	2009	change

Revenue	546	646	(15)%	1,031	1,139	(9)%

Net earnings	68	247	(72)%	211	329	(36)%

$ per common share (basic)	0.17	0.63	(73)%	0.54	0.86	(37)%

$ per common share (diluted)	0.17	0.63	(73)%	0.53	0.85	(38)%

Adjusted net earnings (non-GAAP, see page 3)	114	162	(30)%	226	265	(15)%

$ per common share (adjusted and diluted)	0.29	0.41	(29)%	0.57	0.69	(17)%

Cash provided by operations (after working capital changes)	272	147	85%	405	327	24%

Our net earnings this quarter were $68 million ($0.17 per share diluted), compared to $247 million ($0.63 per share diluted) in the second quarter of 2009. For the first six months of the year, net earnings were $211 million ($0.53 per share diluted), compared to $329 million ($0.85 per share diluted) for the first half of 2009.
Our net earnings for the quarter and first six months of the year were significantly lower, primarily as a result of recording after-tax expenses of $46 million (for the quarter) and $15 million (for the first half) for unrealized mark-to-market losses on financial instruments, compared to gains of $107 million and $83 million for the same periods in 2009. The Canadian dollar weakened slightly in the first half of 2010, while it strengthened in the first six months of 2009.

On an adjusted basis, our earnings this quarter were $114 million ($0.29 per share diluted) compared to $162 million ($0.41 per share diluted) (non-GAAP, see Non-GAAP measures) in the second quarter of 2009. This 30% decline was attributable to:
•	lower profits from our uranium business due to lower sales volumes and lower realized selling prices. In our uranium business, a stronger Canadian dollar resulted in lower $Cdn realized prices ($US realized prices increased by 2%). Our exchange rate averaged $1.04 compared to $1.27 a year ago. Lower costs plus the benefits of our currency hedging program partially offset the decline in sales volumes and realized prices.
•	lower profits from our fuel services and electricity businesses due to lower $Cdn realized prices, which were partially offset by higher sales volumes and lower costs
On an adjusted basis, our earnings for the first half of this year were $226 million ($0.57 per share diluted) compared to $265 million ($0.69 per share diluted) (non-GAAP, see Non-GAAP measures). This 15% decline was attributable to:
•	lower profits from our uranium business due to lower sales volumes and lower realized selling prices. In our uranium business, a stronger Canadian dollar resulted in lower $Cdn realized prices ($US realized prices increased by 7%). Our exchange rate averaged $1.06 compared to $1.27 a year ago. Lower costs plus the benefits of our currency hedging program partially offset the decline in sales volumes and realized prices.
•	lower profits in our electricity business due to lower realized prices, which were partially offset by higher output and lower costs
•	higher profits from our fuel services business due to higher sales volumes and lower costs, which were partially offset by lower $Cdn realized prices
At the end of 2009, we sold all of our shares of Centerra Gold Inc. (Centerra). For comparison purposes, we have recast our consolidated financial results for the three and six months ending June 30, 2009, to show the impact of Centerra as a discontinued operation, which is required under Canadian GAAP. The change affected a number of financial measures, including revenue, gross profit, administration costs and income tax expense. See note 12 to the financial statements for more information.
You can find a copy of our unaudited second quarter financial statements and management’s discussion and analysis on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.
Outlook for 2010
We have summarized our 2010 consolidated outlook in the Outlook for 2010 table in our second quarter management’s discussion and analysis (MD&A). Our outlook for uranium sales volume, uranium revenue, unit cost of product sold (including depreciation, depletion and reclamation (DDR)) for electricity, consolidated direct administration costs, exploration costs, consolidated capital expenditures and capital expenditures for electricity has changed from the outlook in our annual MD&A. We explain the material changes below. All other items in the table are unchanged. For these items, the outlook is the same as that published in our annual MD&A.
We expect uranium sales to be 30 million pounds in 2010, compared to our previous range of 31 million to 33 million pounds. This change is the result of two things:
•	some customers deferred deliveries under contracts until 2011

•	given the continued discretionary nature of spot market demand and the low level of spot market prices, we have reduced our expected spot market sales for this year
We participate in the uranium spot market from time to time, including making spot purchases to take advantage of opportunities to place the material into higher priced contracts. We determine the appropriate extent of our spot market activity based on the current spot price and various factors relating to our business.
We now expect uranium revenues to decline by 10% to 15% over 2009, compared to our previous expectation of a 5% to 10% decline due to the decrease in expected deliveries noted above.
We expect unit cost of product sold (including DDR) in our electricity segment to increase by less than 5% over 2009 mainly due to a change in the maintenance schedule that will move a fourth quarter planned outage into 2011. Previously, we expected unit costs to increase by 10% to 15% over 2009.
Capital expenditures in 2010 are expected be about $510 million, compared to our previous estimate of $552 million due to changes in the scheduling of some projects. We do not expect this reduction in capital expenditures in 2010 will impact our plans to double annual uranium production by 2018.
Sensitivity analysis
At June 30, 2010, every one-cent change in the value of the Canadian dollar versus the US dollar would change our net earnings by about $12 million (Cdn). This sensitivity is based on an exchange rate of $1.00 (US) for $1.06 (Cdn).
For the rest of 2010:
•	a change of $5 (US) from the Ux spot price on August 9, 2010 ($46.50 (US) per pound) would change revenue by $20 million and net earnings by $14 million
•	a change of $1 in the electricity spot price would change our 2010 net earnings by $1 million, based on the assumption that the spot price will remain below the floor price provided for under Bruce Power Limited Partnership’s (BPLP) agreement with the Ontario Power Authority (OPA)
Non-GAAP measures
We use adjusted net earnings, a non-GAAP measure, as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our GAAP-based net earnings adjusted for earnings from discontinued operations and unrealized mark-to-market gains and losses on our financial instruments, which we believe do not reflect underlying performance.
Adjusted net earnings is non-standard supplemental information, and not a substitute for financial information prepared according to GAAP. Other companies may calculate this measure differently. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2010	2009	2010	2009

Net earnings (GAAP measure)	68	247	211	329

Adjustments (after tax)

Losses from discontinued operations	—	22	—	19

Unrealized losses (gains) on financial instruments	46	(107)	15	(83)

Adjusted net earnings (non-GAAP measure)	114	162	226	265

Financial results by segment
Uranium

	Three months ended			Six months ended
	June 30			June 30
Highlights	2010	2009	change	2010	2009	change

Production volume (million lbs)	4.9	3.8	29%	10.9	8.6	27%

Sales volume (million lbs)	8.4	8.5	(1)%	14.9	15.6	(4)%

Average spot price ($US/lb)	41.42	48.33	(14)%	41.60	46.50	(11)%
Average realized price
($US/lb)	41.31	40.64	2%	41.76	38.86	7%
($Cdn/lb)	43.00	51.45	(16)%	44.23	49.31	(10)%

Cost of sales ($Cdn/lb U3O8) (including DDR)	28.35	31.21	(9)%	29.00	30.76	(6)%

Revenue ($ millions)	364	443	(18)%	668	779	(14)%

Gross profit ($ millions)	119	171	(30)%	221	287	(23)%

Gross profit (%)	33	39	(15)%	33	37	(11)%

Second quarter
Production volumes this quarter were 29% higher than the same quarter in 2009 due to higher production at McArthur River/Key Lake, Inkai and Rabbit Lake. See Operations and development project updates for more information.
Uranium revenues this quarter were down 18% compared to 2009, mainly due to a 16% decrease in our $Cdn realized price: the Canadian dollar was much stronger this quarter – our exchange rate averaged $1.04 compared to $1.27 a year ago. In $US, our realized price this quarter was 2% higher than the first quarter of 2009 mainly due to higher prices under fixed-price sales contracts.
Total cash cost of sales (excluding DDR) decreased by 13% this quarter, to $199 million ($23.58 per pound U3O8). This was mainly the result of the following:
•	average costs for produced uranium were lower by 15% due to higher production levels

•	average costs for purchased uranium were lower by 9% due to fewer purchases at spot prices

•	lower royalty charges
The net effect was a $52 million decrease in gross profit for the quarter.
First six months
Production volumes for the first half of the year were 27% higher than in the previous year due to higher production at McArthur River/Key Lake, Inkai and Rabbit Lake.
For the first six months of 2010, uranium revenues were down 14% compared to 2009, mainly due to a 10% decrease in our $Cdn realized price: our exchange rate averaged $1.06 compared to $1.27 a year ago. In $US, our realized price was 7% higher than in 2009 mainly due to the mix of contracts into which we delivered uranium. So far this year, deliveries have been more heavily weighted toward market related contracts.

Total cash cost of sales (excluding DDR) decreased by 10% in the first half of the year, to $366 million ($24.27 per pound U3O8). This was mainly the result of the following:
•	average costs for produced uranium were lower by 10% due to higher production levels

•	average costs for purchased uranium were lower by 10% due to fewer purchases at spot prices

•	sales volumes were 4% lower
The net effect was a $66 million decrease in gross profit for the first six months.
The following table shows our cash cost of sales per unit (excluding DDR) for produced and purchased material, including royalty charges on produced material, and the quantity of produced and purchased uranium sold.

	Unit cash cost of sale			Quantity sold
Three months ended	($Cdn/lb U3O8)			(million lbs)
June 30	2010	2009	change	2010	2009	change
Produced	23.80	28.12	(4.32)	6.5	5.4	1.1

Purchased	22.82	24.99	(2.17)	1.9	3.1	(1.2)

Total	23.58	26.99	(3.41)	8.4	8.5	(0.1)

Six months ended
June 30	2010	2009	change	2010	2009	change
Produced	24.22	26.79	(2.57)	11.0	9.6	1.4

Purchased	24.39	27.21	(2.82)	3.9	6.0	(2.1)

Total	24.27	26.95	(2.68)	14.9	15.6	(0.7)

Please see our second quarter MD&A for updates to our uranium price sensitivity analysis and annual production forecast to 2014.
Fuel services
(includes results for UF6, UO2 and fuel fabrication)

	Three months ended			Six months ended
	June 30			June 30
Highlights	2010	2009	change	2010	2009	change

Production volume (million kgU)	4.5	2.2	105%	9.3	4.4	111%

Sales volume (million kgU)	4.6	4.1	12%	6.8	6.0	13%

Realized price ($Cdn/kgU)	15.98	18.94	(16)%	19.28	21.28	(9)%

Cost of sales ($Cdn/kgU) (including DDR)	12.31	13.10	(6)%	13.62	16.06	(15)%

Revenue ($ millions)	78	82	(5)%	138	135	2%

Gross profit ($ millions)	18	25	(28)%	40	33	21%

Gross profit (%)	23	31	(26)%	29	24	21%

Second quarter
The Port Hope UF6 conversion plant was fully operational this quarter. It had been shut down during most of the second quarter of 2009. Total revenue declined by 5% due to a lower average realized selling price. Our $Cdn realized price for UF6 was affected by a less favourable exchange rate – our exchange rate averaged $1.04 in the second quarter compared to $1.27 in 2009.

The cost of products and services sold (including DDR) increased by 7% ($60 million compared to $56 million in the second quarter of 2009) due to a 12% increase in sales volume. The unit cost of sales was 6% lower as we allocated costs related to the UF6 plant to inventory this quarter. In the second quarter of 2009, we expensed the majority of these costs, due to the plant shutdown.
The net effect was a $7 million decrease in gross profit.
First six months
In the first half of the year, total revenue increased by 2% due to a 13% increase in sales volumes, partially offset by a 9% decline in our average realized selling price. Our $Cdn realized price for UF6 was affected by a less favourable exchange rate – our exchange rate averaged $1.06 in 2010 compared to $1.27 in 2009.
The cost of products and services sold (including DDR) decreased by 4% ($98 million compared to $102 million in 2009) as the impact of the increase in sales volume was more than offset by a lower cost per unit sold. The unit cost of sales was 15% lower as we allocated costs related to the UF6 plant to inventory during the first six months of this year. In 2009, we expensed the majority of these costs, due to the plant having been shut down throughout most of the first half.
The net effect was a $7 million increase in gross profit.
Electricity
Second quarter
Total electricity revenue decreased by 11% this quarter compared to the second quarter of 2009 as higher output was more than offset by lower realized prices. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA, and financial contract revenue. BPLP recognized revenue of $80 million this quarter under its agreement with the OPA, compared to $172 million in the second quarter of 2009. The equivalent of about 39% of BPLP’s output was sold under financial contracts this quarter, compared to 60% in the second quarter of 2009.
The capacity factor was 86% this quarter, up from 75% in the second quarter of 2009 due to fewer planned and unplanned outage days. Operating costs were $272 million compared to $270 million in 2009.
The result was a 40% decrease in our share of earnings before taxes.
BPLP distributed $155 million to the partners in the second quarter. Our share was $49 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.
First six months
Total electricity revenue for the first half of the year decreased 1% compared to 2009, as higher output was more than offset by lower realized prices. BPLP recognized revenue of $183 million under its agreement with the OPA in the first half of 2010, compared to $172 million for the same period in 2009. The equivalent of about 39% of BPLP’s output was sold under financial contracts in the first six months of this year, compared to 62% in 2009.
The capacity factor was 92% for the first six months of this year, up from 86% in 2009 due to fewer planned and unplanned outage days. Operating costs were $485 million compared to $477 million in 2009.
The result was a 7% decrease in our share of earnings before taxes.

BPLP distributed $305 million to the partners in the first half of this year. Our share was $96 million.
Operations and development project updates
Uranium production — overview

	Three months ended			Six months ended
Cameco’s share	June 30			June 30
(million lbs U3O8)	2010	2009	change	2010	2009	change

McArthur River/Key Lake	2.5	2.0	25%	6.2	5.6	11%

Rabbit Lake	1.1	1.0	10%	2.1	1.5	40%

Smith Ranch-Highland	0.4	0.5	(20)%	0.9	0.9	—

Crow Butte	0.2	0.2	—	0.4	0.4	—

Inkai	0.7	0.1	600%	1.3	0.2	550%

Total	4.9	3.8	29%	10.9	8.6	27%

We increased production by 29% this quarter and 27% for the first half of the year compared to the same periods in 2009.
McArthur River/Key Lake
Production increases for this quarter and the first six months of the year were largely the result of a shorter maintenance shut-down and improved startup at the Key Lake mill during the quarter compared to 2009. We are beginning to see the benefits from our focus on reliability and maintenance over the last few years.
At Key Lake, construction is on schedule for the acid and oxygen plants. Installation of major equipment and structural steel are in progress.
At McArthur River, production from the zone 2, panel 5 mining area continues to be strong.
In zone 4, we completed the ventilation expansion required to begin production. Development work will continue in the third quarter.
The regulator approved an amendment to our operating licence for McArthur River, giving us flexibility in the annual licensed production limit, similar to the approval Key Lake received in 2009. McArthur River mine can produce up to 21 million pounds U3O8 per year as long as average annual production does not exceed 18.7 million pounds. If production is lower than 18.7 million pounds in any year, we can produce more in future years until we recover the shortfall. This provides us with an opportunity to recover the almost 5 million pounds in production shortfalls that have occurred since 2003.
After the Key Lake mill is revitalized, annual production will depend mainly on mine production. We are continuing to plan for annual production of 18.7 million pounds (100% basis) for the next few years.
We expect conciliation with unionized employees at the McArthur River/Key Lake operations will begin in the fall.
Inkai
Completion of the processing facilities and a stable acid supply resulted in higher production for both the quarter and first half of the year compared to the same periods in 2009.

In mid-June, Inkai received approval in principle from the Kazakh government to:
•	amend the block 3 licence to provide for a five-year appraisal period to carry out delineation drilling, construction and operation of a test leach facility, and to complete a feasibility study

•	increase annual production from blocks 1 and 2 to 3.9 million pounds U3O8 (100% basis) in accordance with Inkai’s production target for 2010
To complete the final stage of the approval process, Inkai recently submitted a draft amendment to the Subsoil Use Contract and supporting documents to the Kazakh government. We expect the contract amendment to be approved by the end of the third quarter of 2010.
We continue to work with Kazatomprom to evaluate opportunities aimed at co-operating on UF6 conversion.
Cigar Lake
This quarter we:
•	continued to clean up, inspect, assess and secure the underground development

•	made significant progress on freeze drilling at shaft 2, as part of our preparations to resume shaft sinking

•	continued on the environmental assessment required for regulatory approval to release treated water directly to Seru Bay of Waterbury Lake. Public consultations are close to completion.

•	initiated a surface drilling program designed to upgrade mineral resources. The program will continue for the rest of the year.
For the remainder of 2010, we will focus on carrying out our plans and implementing the strategies we have identified to move Cigar Lake towards production. Our plans include:
•	completing work to secure the underground

•	determining if additional remedial work is needed

•	beginning to restore the underground mine systems and infrastructure for construction to resume

•	increasing installed pumping capacity to 2,500 m3/hr

•	beginning to freeze the ground around shaft 2 in preparation to resume shaft sinking

•	starting the field work to implement a surface freeze strategy that could potentially shorten the rampup period for the project and bring forward up to 10 million pounds of uranium production in the early years and improve project economics
We continue to target initial production in mid-2013.
Cigar Lake is a key part of our plan to double annual uranium production to 40 million pounds by 2018, and we are committed to bringing this valuable asset safely into production.
Fuel services
Fuel services production totalled 4.5 million kgU this quarter, compared to 2.2 million kgU in the second quarter of 2009.
Production for the first half of the year was 9.3 million kgU compared to 4.4 million kgU in the first half of 2009.
Higher production in both this quarter and the first half of the year is largely due to the routine operation of the Port Hope UF6 plant, which did not operate for the majority of the first half of 2009.
As announced on July 8, 2010, unionized employees in Port Hope voted to accept a new, three-year collective agreement. The new agreement expires June 30, 2013.

Qualified persons
The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Cigar Lake and Inkai) was prepared under the supervision of the following individuals who are qualified persons for the purposes of NI 43-101.
McArthur River/Key Lake
•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco
Inkai
•	Charles Foldenauer, general manager operations and development, Inkai
Cigar Lake
•	Grant Goddard, vice-president, Saskatchewan mining north, Cameco
About forward-looking information
This document includes statements and information about our expectations for the future.
When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.
Key things to understand about the forward-looking information in this document:
•	It typically includes words and phrases about the future, such as: anticipate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we’ve listed below, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form and our annual, first and second quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.
Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.
Examples of forward-looking information in this document
•	our outlook for 2010

•	our expectation that our growth strategy will ensure that we remain among the world’s leading uranium suppliers

•	our expectation that our plans to double annual uranium production by 2018 will not be impacted by reduction in our 2010 planned capital expenditures

•	our expectation that an amendment to the Subsoil Use Contract to extend the term of our block 3 licence and to increase annual Inkai production to 3.9 million pounds will be approved by the Kazakh government by the end of the third quarter of 2010

•	our mid-2013 target for initial production from Cigar Lake and our 2010 Cigar Lake plans

Material risks
•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights, or are subject to litigation or arbitration that has an adverse outcome

•	there are defects in title to our properties

•	our reserve and resource estimates are inaccurate, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate

•	we are affected by terrorism, sabotage, accident or a deterioration in political support for, or demand for, nuclear energy

•	there are changes to government regulations or policies, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfill delivery commitments

•	delay or lack of success in remediating and developing Cigar Lake

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour relations issues, strikes or lockouts, underground floods, pitwall failure, cave-ins and other developments and operating risks
Material assumptions
•	sales and purchase volumes and prices for uranium, fuel services and electricity

•	expected production costs

•	expected spot prices and realized prices for uranium

•	tax rates, foreign currency exchange rates and interest rates

•	decommissioning and reclamation expenses

•	reserve and resource estimates

•	the geological, hydrological and other conditions at our mines, including the accuracy of our expectations about the condition of underground workings at Cigar Lake

•	our Cigar Lake remediation and development plans succeed

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, labour relations issues, underground floods or other development or operating risks

Quarterly dividend notice
Our board of directors approved a quarterly dividend of $0.07 per share on the outstanding common shares of the corporation that is payable on October 15, 2010, to shareholders of record at the close of business on September 30, 2010.
Conference call
We invite you to join our first quarter conference call on Friday, August 13, 2010 at 11:00 a.m. Eastern.
The call will be open to all investors and the media. To join the conference call on Friday, August 13, please dial (800) 769-8320 or (416) 695-6616 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern, September 13, 2010 by calling (800) 408-3053 or (416) 695-5800 (Canada and US) (Passcode 2862822 #).
Additional information
A full copy of our 2010 second quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained on SEDAR at sedar.com, our website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Additional information, including our annual information form and annual MD&A, is available on SEDAR at sedar.com, our website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Profile
We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in North America and Australia, Asia and Australia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.
As used in this news release, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316